SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       To
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             -----------------------

                          SUTTER HOLDING COMPANY, INC.
                        (Formerly SHOCHET HOLDING CORP.)
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per Share
                         (Title of Class of Securities)

                                   82488Q-10-1
                                 (CUSIP Number)
                             -----------------------

                                  Robert Dixon
                         Sutter Capital Management, LLC
                           150 Post Street, Suite 405
                         San Francisco, California 94108
                                 (415) 788-1441
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  July 18, 2002
                          (Date of Event which Requires
                            Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
                        (4), check the following box [ ].

SCHEDULE 13D

CUSIP NO.   82488Q-10-1


1.           Name of Reporting Persons

             Robert E. Dixon
             Sutter Capital Management, LLC
             Sutter Opportunity Fund 2, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

             (a)     [ X ]
             (b)     [   ]

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

             Person                                     Source of Funds

             Robert E. Dixon                                  N/A
             Sutter Capital Management, LLC                   N/A
             Sutter Opportunity Fund 2, LLC                   WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.           Citizenship or Place of Organization:

                                                        Citizenship or
             Person                                     Place of Organization

             Robert E. Dixon                                   U.S.
             Sutter Capital Management, LLC                    CA
             Sutter Opportunity Fund 2, LLC                    CA

7. Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power:*

             Robert E. Dixon                                    *
             Sutter Capital Management, LLC                     *
             Sutter Opportunity Fund 2, LLC                  66,449

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8.           Shared Voting Power:*

             Robert E. Dixon                                    *
             Sutter Capital Management, LLC                     *
             Sutter Opportunity Fund 2, LLC                  66,449


9.           Sole Dispositive Power*


             Robert E. Dixon                                    *
             Sutter Capital Management, LLC                     *
             Sutter Opportunity Fund 2, LLC                  66,449

10.          Shared Dispositive Power*

             Robert E. Dixon                                    *
             Sutter Capital Management, LLC                     *
             Sutter Opportunity Fund 2, LLC                  66,449


* Voting and dispositive power are exercised on behalf of Sutter Opportunity Fund 2, LLC by Sutter Capital Management, LLC, its manager. Robert E. Dixon is the controlling person of Sutter Capital Management, LLC, and thereby controls Sutter Opportunity Fund 2, LLC.

11. Aggregate Amount Beneficially owned by Each Reporting Person*:

             Robert E. Dixon                                 66,449
             Sutter Capital Management, LLC                  66,449
             Sutter Opportunity Fund 2, LLC                  66,449

* All 66,449 shares are directly owned by Sutter Opportunity Fund 2, LLC. Robert
E. Dixon and Sutter Capital Management, LLC are deemed to beneficially own all such shares by virtue of their control of such shares.


12.         Check if the Aggregate Amount of Row (11) Excludes Certain Shares
             (See Instructions):  [   ]




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

13.         Percent of Class Represented by Amount in Row (11)*:

             Robert E. Dixon                                 31.75%
             Sutter Capital Management, LLC                  31.75%
             Sutter Opportunity Fund 2, LLC                  31.75%

* All 66,449 shares are directly owned by Sutter Opportunity Fund 2, LLC. Robert
E. Dixon and Sutter Capital Management, LLC are deemed to beneficially own all such shares by virtue of their control of such shares.


14.          Type of Reporting Person (See Instructions):

             Person                                         Category

             Robert E. Dixon                                   IN
             Sutter Capital Management, LLC                    OO
             Sutter Opportunity Fund 2, LLC                    OO


Item 1.      Security and Issuer.

             This Schedule relates to shares of the Common Stock, Par Value $.0001 per Share (the"Shares") of Sutter Holding Company, Inc. (formerly known as Shochet Holding Corp.), a Delaware corporation (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 150 Post Street, Suite 405, San Francisco, California 94108.

Item 2.      Identity and Background.

             (a)-(c) The persons filing this statement (collectively the "Reporting Persons") are Robert E. Dixon; Sutter Capital Management, LLC; and Sutter Opportunity Fund 2, LLC.

              Robert E. Dixon is the principal owner and manager of Sutter Capital Management, LLC, and Sutter Capital Management, LLC is the manager of Sutter Opportunity Fund 2, LLC. The principal business of the Sutter Opportunity Fund, LLC is the purchase and sale of securities for investment purposes. The principal business address for each of the filing persons is 150 Post Street, Suite 405, San Francisco, California 94108.

             Sutter Capital Management, LLC is a California limited liability company formed in 1998 to serve as the manager for Sutter Opportunity Fund 2, LLC and its affiliates. The managing member and controlling interest holder in Sutter Capital Management, LLC is Robert E. Dixon. In July of 1998, Mr. Dixon began buying and selling securities for his own account and that of the entities he controls, and he has principally been engaged in that activity since that date.


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

             (d)-(e) During the last five years, none of the Reporting Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) The citizenship or state of organization of each of the Reporting Persons is set forth in item 6 of the cover page of this schedule. Robert Dixon is a United States citizen.

Item 3.      Source and Amounts of Funds or Other Consideration.

         In a privately negotiated transaction consummated on March 28, 2002, Sutter Opportunity Fund 2, LLC acquired 1,213,675 Shares from Firebrand Financial, Inc. for total consideration in the amount of $687,400, or a price of approximately $0.5664 per Share. On June 13, 2002, the Issuer effected a 1:20 reverse stock split in which every 20 Shares became 1 Share. Accordingly, the effective price for the Shares acquired by the Reporting Persons became approximately $11.33 per post reverse split Share.

         In June, July and August 2002, the Reporting Persons acquired an additional 4,745 Shares in open market transactions for prices ranging from $5.82 per Share to $11.78 per Share. Total consideration paid for these additional Shares was in the amount of $42,477, for an effective average Share price of approximately $8.95 per Share.

             The purchase price for all Shares purchased by Sutter Opportunity Fund 2, LLC was paid from its working capital.

Item 4.      Purpose of Transaction.

             The Shares have been acquired for investment purposes and with a view to obtaining control of the issuer. Upon consummation of the initial purchase of Shares, John P. Margaritis, the sole member of the issuer's board of directors resigned his seat and was replaced with Robert E. Dixon and William G. Knuff, III, two nominees of Sutter Opportunity Fund 2, LLC. Further, all of the issuer's executive officers resigned and Messrs. Dixon and Knuff became the issuer's co-chief executive officers.

Item 5.      Interest in Securities of the Issuer.

             (a) As of the date hereof, each of the Reporting Persons holds the number of Shares set forth on the cover page of this schedule.

             (b) Voting and dispositive power are exercised on behalf of Sutter Opportunity Fund 2, LLC by Sutter Capital Management, LLC, the manager of such entity. Robert E. Dixon is the controlling person of Sutter Capital Management, LLC, and thereby controls Sutter Opportunity Fund 2, LLC.


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


             (c) In a privately negotiated transaction consummated on March 28, 2002, Sutter Opportunity Fund 2, LLC acquired 1,213,675 Shares from Firebrand Financial, Inc. for total consideration in the amount of $687,400, or a price of approximately $0.5664 per Share. The purchase price was paid in cash, with a portion retained in escrow for the benefit of the buyer in the event certain contingent liabilities are incurred by the issuer.

         On June 13, 2002, the Issuer effected a 1:20 reverse stock split in which every 20 Shares became 1 Share.

         Since the date of the prior Schedule filed by the Reporting Persons, the Issuer has issued additional shares to third parties and the total outstanding number of Shares as of July 31, 2002 was 209,251. As a result, the percentage of the total outstanding Shares held by the Reporting Persons was reduced despite their acquisition of additional Shares.

             (d) Not applicable. However, the members of Sutter Opportunity Fund 2, LLC have an interest in the assets, profits and losses of such entity, and thus an indirect interest in the Shares.

             (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             See the discussion under Item 5(c) above.

Item 7.      Material to be Filed as Exhibits.

             None

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:        August 29, 2002

/s/ROBERT DIXON
Robert Dixon

SUTTER CAPITAL MANAGEMENT, LLC

By:          /s/ ROBERT DIXON
             Robert Dixon, Manager

SUTTER OPPORTUNITY  FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager




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